Exhibit (e)(9)

Rainforest Cafe Provides Update on Proposed Acquisition: Board Considers "SWIB" Requests

Minneapolis--October 10, 2000--Rainforest Cafe Inc. (NASDAQ: "RAIN") today responded to recent SEC filings made by the State of Wisconsin Investment Board ("SWIB").

"We had a meeting with SWIB last week where we discussed the financial condition of Rainforest Cafe and why the Rainforest Cafe board believes the Landry's offer is in the best interest of our shareholders," explained Lyle Berman, chairman and CEO. "We have assured SWIB that our Shareholder Rights Plan does not preclude them from communicating with other parties, shareholders or non-shareholders, for the purpose of developing a better offer to buy Rainforest Cafe. We have repeatedly told them that if we were presented with an offer, from SWIB or any other person, that we believed to be superior to Landry's, we would submit it to our shareholders."

"Despite our assurances, SWIB continues to publish misleading information about the proposed Landry's transaction, continues to complain about the Shareholder Rights Plan for no apparent reason, and now has asked us to seek a thirty day delay in the Landry's transaction. But, what SWIB has failed to do is to present us with any better offer to buy Rainforest Cafe than the proposal made by Landry's."

Berman also noted, "the Rainforest Cafe board met to discuss SWIB's most recent requests and SEC filings. We believe that absent a superior offer, and given the on-going same-store sales declines in our business, a request to delay the transaction would not be in the best interest of our shareholders. SWIB has formerly announced their intention to oppose this transaction and we see this request for a delay as merely another tactic toward this objective. We have no current plans to meet with SWIB again, unless a bona fide and superior offer is presented to the Board. If we do not receive such a proposal, Rainforest Cafe will proceed with the Landry's transaction and the shareholders will decide if it is in their best interest to participate."

Rainforest Cafe, Inc. develops, owns, and operates combination restaurant/retail facilities offering a stimulating and entertaining rain forest theme, providing visitors with "A Wild Place to Shop and Eat(R)." There are currently 40 Rainforest Cafe(R)units open including 29 domestic locations and 11 international units. Rainforest Cafe, Inc. common shares are traded on the NASDAQ national Market under the symbol RAIN.

This news release (as well as information included in oral statements or other written statements made or to be made by the Company) may contain forward-looking statements, such as statements relating to future expansion, that involve risks and uncertainties relating to future events. Actual events or the Company's results may differ materially from the results discussed in the forward-looking statements. The Company does not expect to update forward-looking statements continually as conditions change. These risks and uncertainties include, but are not limited to, those relating to the results of the tender offer, competition, fluctuations and changes in consumer preferences and attitudes, intellectual property protection, development and construction activities, and results of shareholder litigation. Investors are referred to the full discussion of risks and uncertainties associated with forward-looking statements contained in the Company's Form filed with the Securities and Exchange Commission for the fiscal year ended January 2, 2000 and filed on March 2, 2000.


Contact:
Rainforest Cafe, Inc.
Connie Carrino
Director of Corporate Communications
612-945-5433
www.rainforestcafe.com

                                       3